Exhibit 12(e)

Idaho Power Company
Consolidated Financial Information
Supplemental Ratio of Earnings to Fixed Charges

		Twelve Months Ended
	Six months	December 31,
	ended	(Thousands of Dollars)
	June 30,
	2006	2005	2004	2003	2002	2001

Earnings, as defined:
Income from continuing operations
before income taxes	$77,003	$115,764	$76,936	$80,319	$86,326	$48,250
Adjust for distributed income of equity
investees	(3,804)	(10,370)	1,990	(2,136)	(2,544)	(1,620)
Equity in loss of equity method
investments	-	-	-	-	-	-
Minority interest in losses of majority
owned subsidiaries	-	-	-	-	-	-
Supplemental fixed charges, as below	30,630	59,351	57,047	61,849	63,002	66,748
Total earnings, as defined	$103,829	$164,745	$135,973	$140,032	$146,784	$113,378

Fixed charges, as defined:
Interest charges	$29,395	$56,866	$54,297	$59,363	$60,317	$64,002
Rental interest factor	363	873	1,233	941	1,086	962
Total fixed charges	$29,758	$57,739	$55,530	60,304	$61,403	$64,964

Supplemental increment to fixed charges*	872	1,612	1,517	1,545	1,599	1,784

Total supplemental fixed charges	$30,630	$59,351	$57,047	$61,849	$63,002	$66,748

Supplemental ratio of earnings to fixed
charges	3.39x	2.78x	2.38x	2.26x	2.33x	1.70x

*Explanation of increment - Interest on the guaranty of American Falls Reservoir District bonds and Milner Dam, Inc. notes which are already included in operation expenses.